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Exhibit 2

        [SEVEN&i HLDGS. LOGO]

For Immediate Release

        September 1, 2005

Company Name:	Seven & I Holdings Co., Ltd.
Name of Representative:	Noritoshi Murata, President and COO
(Code No. 3382/First Section of the Tokyo Stock Exchange)
Company Name:	Seven-Eleven Japan Co., Ltd.
Name of Representative:	Toshiro Yamaguchi, President and COO

Announcing a Group Reorganization to Make 7-Eleven, Inc. a Wholly Owned Subsidiary

        On September 1, 2005, Seven & I Holdings Co., Ltd. ("7&iHD") announced that its wholly owned subsidiary, Seven-Eleven Japan Co., Ltd. ("SEJ"), intends to commence a tender offer (the "Tender Offer") through IYG Holding Company ("IYGHC"), a wholly owned subsidiary of SEJ incorporated in Delaware, for all of the outstanding shares of common stock (the "Shares") of 7-Eleven, Inc., a Texas corporation ("SEI"), that IYGHC and SEJ do not already own. SEJ, directly and through IYGHC, owns approximately 72.7% of the outstanding Shares of SEI. If IYGHC acquires beneficial ownership of at least 90% of the Shares, SEJ intends to acquire, at the same price offered in the Tender Offer, the remaining Shares owned by SEI's minority shareholders pursuant to a "short form" merger of IYGHC with and into SEI (the Tender Offer and the merger are collectively referred to as the "Going Private Plan"). 7&iHD, as the parent of SEJ, adopted a resolution to approve the Going Private Plan.

        The Tender Offer will be conditioned upon, among other things, the tender of a majority of the Shares not held by SEJ and its affiliates, and the ownership by SEJ of at least 90% of the Shares on a fully diluted basis. The Tender Offer will not be conditioned on SEJ obtaining any financing.

        The Tender Offer will be subject to the rules governing tender offers in the United States and will not be subject to Article 27-2, Paragraph 1 of Japanese Securities and Exchange Law. The "short-term merger" will be subject to the applicable state laws governing IYGHC and SEI. SEJ and IYGHC will conduct the Going Private Plan in compliance with the U.S. tender offer rules and other applicable rules and regulations.

1.
Background

        SEJ has been considering the appropriate ownership structure of SEI within the group of companies owned by 7&iHD. In order to maintain SEI's growth and to allow SEI to compete effectively in the increasingly competitive convenience store and retail industry over the long term, SEJ has concluded that SEI must increase its investment in merchandising, store renovation, distribution and logistics systems, and information systems. SEJ believes that SEI is now capable of funding such investment for SEI's future growth from internally generated cash flow. The increase in investment, however, is likely to result in lower growth and profitability for SEI in the short term. SEJ believes that the Going Private Plan provides SEI's minority investors an opportunity to avoid risks relating to such lower short-term growth and profitability, and SEJ also expects that the Going Private Plan will help 7&iHD achieve a better-governed group structure. SEJ believes that the Going Private Transaction will not have a material impact on the consolidated financial performance of either 7&iHD or SEJ.

        SEJ has therefore decided to commence the Tender Offer through IYGHC in compliance with the U.S. tender offer rules.

        The total amount of funds required by IYGHC to complete the Going Private Plan, which is expected to be paid by SEJ, is estimated to be approximately $1.0 billion, plus any related transaction fees and expenses. SEJ intends to use cash on hand to fund the Going Private Plan and to pay any related transaction fees.

2.
Agreement with SEI Board of Directors or its Members

        SEJ has not asked the Board of Directors of SEI to approve the Going Private Plan, and SEI's Board of Directors has not agreed to the terms of the Going Private Plan.

        SEJ notified the SEI Board immediately after the Board of Directors of SEJ approved the Going Private Plan, but SEJ has not received any recommendation of the SEI Board for or against the Going Private Plan. The SEI Board is required, under the U.S. tender offer rules, to review the Tender Offer and announce its position with respect to the Tender Offer within 10 business days of the commencement of the Tender Offer. It would be customary for the SEI Board to establish a special committee composed of independent directors to review the Going Private Plan.

3.
Outline of the Tender Offer

(1)
Summary of SEI (as of the end of June 2005)
Name:	7-Eleven, Inc.
Executive Officer:	President & CEO James W. Keyes
Headquarters:	Dallas, Texas
Established:	1927
Principal Business:	Operation of convenience stores
Stated Capital:	US$12,000
Fiscal Year:	End of December
Stock Listing:	New York Stock Exchange
Shares Outstanding:	115,435,471
(2)
Shares Eligible for the Tender Offer

    Common Shares

(3)
Public Tender Offer Period

    SEJ expects to commence the Tender Offer on or about September 6, 2005, in which case the tender offer period will end on or about October 3, 2005 (20 business days)

    The period may be extended in accordance with U.S. tender offer rules.

(4)
Tender Offer Price

    $32.50 per share, which represents a premium of approximately 15% over the per share closing price for the Shares on the New York Stock Exchange on August 31, 2005, the last trading day prior to the announcement of the Going Private Plan.

(5)
Financial Advisor

    Nikko Citigroup Ltd. and Citigroup Global Markets Inc. are acting as financial advisor to SEJ in connection with the Tender Offer.

4.
Potential Impact on SEJ and 7&iHD

    The potential impact of the Going Private Transaction on SEJ and 7&iHD, which is expected to be limited, is currently under examination by their respective managements and will be disclosed when such examination is complete.

Important Information

Neither SEJ nor IYGHC has commenced the tender offer to which this communication relates. Shareholders of 7-Eleven, Inc. are advised to read the Tender Offer Statement on Schedule TO, the offer to purchase and any other documents relating to the tender offer that are filed with the Securities and Exchange Commission (the "SEC") when they become available because they will contain important information. Shareholders of SEI may obtain copies of these documents for free, when available, at the SEC's website at www.sec.gov or by calling Innisfree M&A Incorporated, the Information Agent for the offer, at 888-750-5834.

Cautionary Statement Concerning Forward-Looking Information

Statements about the expected effects, timing and completion of the proposed transaction and all other statements in this release other than historical facts, constitute forward-looking statements. You can identify forward-looking statements because they contain words such as "believes," "expects," "may," "will," "would," "should," "seeks," "approximately," "intends," "plans," "estimates," or "anticipates" or similar expressions which concern our strategy, plans or intentions. These statements are based on current expectations and involve risks and uncertainties relating to, among other things, whether the conditions to the tender offer will be satisfied, general economic factors, business and capital market conditions, general industry trends, changes in tax law requirements and government regulation. 7&iHD and SEJ wish to caution the reader that these factors are among the factors that could cause actual results to differ materially from the expectations described in the forward looking statements.

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  Exhibit 2
Announcing a Group Reorganization to Make 7-Eleven, Inc. a Wholly Owned Subsidiary